LFT SECURITIES, LLC

SEC File Number 8-70015

Financial Statements and Supplementary Schedules
For the Year Ended December 31, 2024 and
Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

RSM US LLP
Independent Registered Public Accounting Firm

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL AUDIT REPORT

Year ended December 31, 2024

LFT Securities, LLC
(Name of Respondent)

425 Walnut Street, Suite 2410
Cincinnati, Ohio 45202
(Address of Principal Executive Office)

Mr. Robert Jenkins
LFT Securities, LLC
425 Walnut Street, Suite 2500
Cincinnati, Ohio 45202
(513) 271-0759
**(Name and address of person authorized to receive notices and
communications from the Securities and Exchange Commission)**

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LFT Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

425 Walnut Street, Suite 2410
(No. and Street)

Cincinnati	OH	45202
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Jenkins	(513) 878-1090	bjenkins@lumafintech.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

151 West 42nd Street, 19th Floor	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

09/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Jenkins _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LFT Securities, LLC _____, as of 12/31 _____, 2 024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ANNETTE R BURGESS
Notary Public
State of Ohio
My Comm. Expires
August 20, 2026

Signature: _____

Title: _____
Chief Financial Officer

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☑ (z) Other: SIPC Supplemental Report _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LFT SECURITIES, LLC

Table of Contents



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member and the Managers
LFT Securities, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of LFT Securities, LLC (the Company) as of December 31, 2024, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A to the financial statements, the Company is dependent on the solvency of Luma Financial Technologies, LLC (the Member) and has stated that the impending maturity of the Member's convertible notes may result in the insolvency of the Member. Given that the Company is dependent upon the Member to operate its business, substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note A. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

THE POWER OF BEING UNDERSTOOD
ASSURANCE | TAX | CONSULTING

1

RSM US LLP is the U.S. member firm of RSM International, a global network of independent assurance, tax, and consulting firms.
Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.



Supplemental Information

The supplementary information contained in Schedules I and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

We have served as the Company's auditor since 2018.

New York, New York
March 25, 2025

LFT SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

Assets

Cash	$	503,084
Accounts receivable		3,956,056
Receivable from affiliates		1,129,503
Prepaids and other current assets		131,205
Deposits		16,425
Total Assets	$	**5,736,273**

Liabilities and Member's Equity

Accounts payable	$	21,294
Payable to affiliates		467,426
Accrued liabilities		166,735
Total liabilities		655,455
Member's Equity		5,080,818
Total Liabilities and Member's Equity	$	**5,736,273**

The accompanying notes are an integral part of these statements.

LFT SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2024

Revenues	
Platform fees	$ 24,653,136
Expenses	
Direct platform costs	1,024,092
Compensation expense	755,000
Occupancy expense	259,880
Professional fees	177,592
Other	324,819
Total expenses	2,541,383
Other Income and Expenses	
Other expense	41
Net Income	$ 22,111,712

The accompanying notes are an integral part of these statements.

LFT SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

Member's equity, beginning of year	$	4,669,106
Net income		22,111,712
Distributions		(21,700,000)
Member's equity, end of year	$	5,080,818

The accompanying notes are an integral part of these statements.

LFT SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

Cash Flows from Operating Activities:		
Net income	$	22,111,712
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in accounts receivable		(618,429)
Increase in receivable from affiliates		(101,752)
Increase in prepaid and other current assets		(122,441)
Increase in accounts payable		1,565
Decrease in payable to affiliates		(834,381)
Increase in accrued liabilities		103,775
Net cash provided by operating activities		20,540,049
Cash Flows from Financing Activities:		
Member distributions		(21,700,000)
Net cash used in financing activities		(21,700,000)
Net decrease in cash		(1,159,951)
Cash, beginning of year		1,663,035
Cash, end of year	$	503,084

The accompanying notes are an integral part of these statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Company and Operations

LFT Securities, LLC (the "Company") is a broker/dealer registered under the Securities Exchange Act of 1934. The Company was formed on June 20, 2017 as Advanced Trading & Linked Asset Strategies, LLC, a Delaware limited liability company; as such, its member possesses limited liability for obligations of the Company. On December 5, 2018, the Company changed its name to LFT Securities, LLC. The Company is a wholly-owned subsidiary of Luma Financial Technologies, LLC (the "Member"). The Company will continue to exist perpetually unless terminated earlier in accordance with the operating agreement.

The Company operates a multipurpose technology platform designed for the pricing, trading, distributing, educating and lifecycle management of structured notes, certificates of deposit, registered funds and annuities. The Company offers products from the North American, Latin American, and European marketplaces.

As a member of Financial Industry Regulatory Authority, Inc., the Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission ("SEC") because it relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Basis of Presentation

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America ("GAAP") as contained in the Accounting Standards Codification ("ASC") issued by the Financial Accounting Standards Board ("FASB"). The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with GAAP. A summary of significant accounting policies follow and are described below to enhance the usefulness of the financial statements to the reader.

Dependency on the Member

The Company is dependent upon the Member for platform access and the Company does not have a readily available alternative platform option in the case the Member becomes insolvent. The Member's capital funding needs and the Company's ability to continue as a going concern are inextricably linked. The Member is in process of building its customer base and expansion of its product offerings and is dependent on funding through debt and equity issuances to continue on its current growth plan during this stage of its life cycle.

The Company's financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As of December 31, 2024, the Member has outstanding debt in the form of convertible notes, which are set to mature on May 26, 2025. Absent a further extension of the maturity of the convertible notes for the Member, the Member does not expect to have the resources available should the Member be required to repay the convertible notes within twelve months following the issuance of the Company's financial statements. As the Company is dependent on the Member to operate its business, the potential solvency issue faced by the Member in connection with the Member's convertible notes raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classifications of assets or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern. The Member is in the process of obtaining additional equity financing as of the date of these financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable / Receivable from Affiliate

Accounts receivable are stated at net realizable value. The Company provides an allowance for credit losses based on management's periodic review of accounts. Accounts are considered delinquent when payments have not been received within the agreed upon terms, and are written off when management determines that collection is not probable. As of December 31, 2024, management had determined that no allowance for credit losses is required. Management had determined no allowance for credit losses is required due to low historical write offs, no events that would imply future conditions of probable collection on accounts to be materially different than historical experience, and a customer base of well capitalized, significantly sized and regulated financial institutions.

Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company places its cash with high credit quality financial institutions. At times, such cash may be in excess of FDIC insurance limits.

The Company also considers concentration of risk for customers that make up greater than or equal to 10% of total revenue. One customer accounted for 10% of revenue for the year ended December 31, 2024, and 12% of the accounts receivable balance at December 31, 2024.

Income Taxes

The Company, with the consent of its Member, has elected to be formed as a limited liability company. The operating agreement of the Company, construed under Delaware laws, states that the Company shall be disregarded as an entity from its Member for federal and state income tax purposes. In lieu of paying taxes at the Company level, the Member of a limited liability company is taxed on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the accompanying financial statements.

The Company follows the provisions of *Accounting for Uncertainty in Income Taxes* as required by the ASC standards. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company does not have any uncertain tax positions. As of December 31, 2024, the Company is subject to examination for tax years 2021, 2022, and 2023.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements

In November 2024, the FASB issued ASU No. 2024-03 ("ASU 2024-03"), *Disaggregation of Income Statement Expenses*. The guidance primarily will require enhanced disclosures about certain types of expenses. The amendments in ASU 2024-03 are effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027 and may be applied either on a prospective or retrospective basis. We are evaluating the impact of the standard on our disclosures.

NOTE B – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Act of 1934 Rule 15c3-1 ("Rule 15c3-1"), which requires the Company to maintain a minimum "net capital" equal to the greater of $5,000 or 6-2/3 percent of "aggregate indebtedness", as these terms are defined in Rule 15c3-1. Net capital changes from day to day and the Company had net capital and net capital requirements of $1,610,173 and $43,697, respectively, at December 31, 2024. The Company must also maintain a ratio of aggregate indebtedness to net capital of not more than 12 to 1. The Company's ratio of aggregated indebtedness to net capital was 0.3963 to 1 at December 31, 2024.

NOTE C – REVENUES FROM CONTRACTS WITH CUSTOMERS

The Company recognizes the provisions of FASB ASC Topic 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

Platform Revenue

The Company's performance obligation is to arrange for the sale of financial products by issuers through the user of the Company's electronic marketplace (the "Platform"). The Platform consists of an online marketplace for issuers to offer bespoke financial products and for buyers ("users") to purchase those financial products. Accordingly, the entity observes that the financial products to be provided to users that utilize the Platform are provided by the issuers, and no other goods or services are provided to the users by the Company. The Company concludes that it does not control the financial products before they are transferred to users as (a) the issuer is responsible for delivery of the financial products to users, and the Company does not execute or clear any transactions between issuers and users, (b) the Company does not take inventory risk at any time before or after the financial products are transferred to the customer, nor does it commit to rectify fails to receive or deliver financial products, and (c) the Company does not have discretion over the structure of the financial products, which is the responsibility of the issuer as agreed upon by the user. Therefore, there is no direct performance obligation associated with the sale of financial products, and other than the impact to pricing for the services provided, the nature of the financial product, including the term of that product, is not considered for revenue recognition.

NOTE C – REVENUES FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

Pricing for the services provided is the same for all issuers posting products on the Platform and is summarized below:

1. Market-Linked Certificates of Deposit – Ten (10) basis points (0.10%) of the aggregate principal amount purchased by users from the issuer posting product on the Platform;
2. Market-Linked Notes - Ten (10) basis points (0.10%) of the aggregate principal amount purchased by users from the issuer posting product on the Platform.

Additionally, in the event that a user purchases in any calendar month an aggregate principal amount of Market-Linked Certificates of Deposit and Market-Linked Notes having a total aggregate principal amount in excess of $400,000,000 per month for the average of the three previous months, issuers paying fees to the Company shall pay to the Company the following:

1. Market-Linked Certificates of Deposit – Five (5) basis points (0.05%) of the aggregate principal amount purchased by users from the issuer posting product on the Platform;
2. Market-Linked Notes - Five (5) basis points (0.05%) of the aggregate principal amount purchased by users from the issuer posting product on the Platform.

This revenue from larger users, purchasing in excess of $400,000,000 per month, falls under the variable consideration guidance in ASC 606.

The Company uses the expected value method to determine the amount of variable consideration included in the transaction price. In accordance with ASC 606, the Company identifies the range of possible consideration amounts to be 90 days after the end of a month, as a contract can be terminated with 90 days' notice. The Company then determines a probability that the user of the Platform would reach $400,000,000 in volume for each of the next three months. Based on those probabilities, the Company takes a weighting of the probability and applies it to the fee charged for the month for revenue recognition purposes. Morgan Stanley Wealth Management, Merrill Lynch, Pierce, Fenner & Smith Inc. and UBS Financial Services Inc. met this threshold in 2024, and management has estimated one hundred percent probability that Morgan Stanley Wealth Management, Merrill Lynch, Pierce, Fenner & Smith Inc. and UBS Financial Services Inc. will remain above this threshold within 90 days after year-end.

Because the Company applies the expected value method to determine the amount of variable consideration, and there also exists variability in the number of transactions that will generate revenue each month, the Company applies the constraint focused on whether it is probable that the inclusion of the estimated variable consideration in the transaction price will not result in a significant reversal of cumulative revenue recognized for the contract when the uncertainty of a user's aggregate principal amount purchase giving rise to the variability is resolved. Only estimated variable consideration for which it is probable that its inclusion in the transaction price will not result in a significant reversal of cumulative revenue recognized should be included in the transaction price. If it is probable that a significant reversal of cumulative revenue recognized will not occur with respect to just a portion of the estimated variable consideration to which the entity expects to be entitled, that portion would be included in the transaction price.

NOTE C – REVENUES FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

The Company observes that the promised consideration is dependent on the number and volume of transactions occurring each month, and is highly susceptible to factors outside the Company's influence. The Company also observes that although it has experience with similar contracts, that experience is of little predictive value in determining how many, and at what quantity, transactions will aggregate throughout the month. Therefore, the Company cannot conclude that it is probable a significant reversal in the cumulative amount of revenue recognized would not occur if any estimates of fee discounts were included in the transaction price until the number of transactions is noted at the end of each month.

Revenue is recognized based on the trade date of a unique product identification number ("CUSIP") for which aggregate principal amounts are billed at the transaction price. Because the financial products offered through the Company's Platform have definitive periods of offering, and are typically offered only in one calendar month, revenue on the principal amounts transacted in these CUSIPs can be recognized in the month that the products traded. The customer outlined in the contract is simultaneously receiving and consuming benefits as the Company performs its obligation. In a specific month, the customer will be receiving the benefits of utilizing the Platform and promises from the Company, while also consuming the benefits by receiving deposits from the products traded in the month it consumed the benefits.

The products posted on the Platform, and the information posted by the issuers, is uploaded as it becomes available for new CUSIPs. The agreements with both issuers and users indicate that the transaction price is billed on a transactional basis for the aggregate principal amounts, and is not billed over the lifetime term of the product. While the performance obligation of arranging for the issuance of financial products by customers is satisfied throughout the month, the consideration is considered constrained as discussed above. The performance obligation and benefit to the customer is simultaneously received and consumed in the month that each CUSIP trades, therefore revenue can be recognized when the constraint is lifted at the end of each month, based on the fact that the consideration becomes probable when the number of transactions is known and the Company can determine the revenue it is entitled to for that month. The amount receivable for platform fees as of a given statement of financial condition date is represented by accounts receivable and receivable from affiliates. As of December 31, 2024, the balances of accounts receivable and receivable from affiliates are presented on the statement of financial condition. As of January 1, 2024, balances of accounts receivable and recievable from affiliates were $3,337,627 and $1,027,751, respectively. The amounts of contract assets and liabilities at December 31, 2024 and January 1, 2024 were zero.

LFT SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE D – RELATED PARTIES

The Company has an expense sharing agreement with the Member, originally dated November 14, 2018, with various amendments to date, for the reimbursement of expenses which should be assumed by the Company. An amendment to the expense sharing agreement with the Member was entered into dated December 1, 2024, which was retroactive for the full year ending December 31, 2024. The Company pays the Member compensation of any registered principals at a rate of 50% of base salary for the CEO and CFO, and 25% of base salary for the CPO. The Company also pays the Member compensation of registered representatives, including sales and key account managers, at the rate of 25% of base salary. The Company does not pay bonuses to the Member since bonuses are allocated based on metrics outside of the broker-dealer, as such no bonuses are expensed to the Company. Additionally, the Company pays the Member for the allocation of 25% of the Member's sublease rent on the 24th Floor in the Cincinnati, Ohio offices, 25% of the Member's lease rent on the 10th Floor in the New York, New York offices, 50% of the Member's lease rent on the 10th Floor in the Miami, Florida offices, and the direct legal fees and electronic storage media fees incurred by the Company paid by the Member. The Company also pays the Member for costs related to the operation of the platform, which include 50% of hosting fees incurred by the Member, 50% of platform software expense incurred by the Member, and 75% of sales and marketing technology expense incurred by the Member. During 2024, the Company incurred expenses relating to this agreement totaling $2,225,238. Amounts due to the Member totaled $223,049 at December 31, 2024, which are included as payable to affiliates in the statement of financial condition. The Company also reimburses Luma Financial Technologies AG, another wholly-owned subsidiary of the Member, for any customer payments received by the Company on behalf of Luma Financial Technologies AG. Amounts due to the Luma Financial Technologies AG totaled $244,378 at December 31, 2024, which are included as payable to affiliates in the statement of financial condition.

The Company also has an agreement with Morgan Stanley & Co. LLC ("MS&CO"), an indirect owner of the Company through its ownership interest in the Member, by which MS&CO remits revenues to the Company related to the product purchases facilitated by the Company in MS&CO product offered through the Platform. Revenue from MS&CO totaled $1,583,552 for the year ended December 31, 2024. Amounts due to the Company totaled $229,842 at December 31, 2024, which are included as receivable from affiliates in the statement of financial condition. Additionally, the Company has an agreement with MS&CO by which the Company remits a rebate to MS&CO related to the revenues received from MS&CO on product purchases facilitated by the Company in MS&CO product. The rebate from the Company to MS&CO totaled $154,734 for the year ended December 31, 2024. Amounts due to MS&CO were $56,691 at December 31, 2024, which are included as payable to affiliates in the statement of financial condition.

The Company also has an agreement with BofA Securities, Inc. ("BofA"), an indirect owner of the Company through its ownership interest in the Member, by which BofA remits revenues to the Company related to the product purchases facilitated by the Company in BofA product offered through the Platform. Revenue from BofA totaled $2,045,452 for the year ended December 31, 2024. Amounts due to the Company totaled $325,204 at December 31, 2024, which are included as receivable from affiliates in the statement of financial condition. Additionally, the Company has an agreement with BofA by which the Company remits a rebate to BofA related to the revenues received from BofA on product purchases facilitated by the Company in BofA product. The rebate from the Company to BofA totaled $109,120 for the year ended December 31, 2024. Amounts due to BofA were $30,180 at December 31, 2024, which are included as payable to affiliates in the statement of financial condition.

NOTE D – RELATED PARTIES (CONTINUED)

The Company also has an agreement with UBS Securities LLC ("UBS"), an indirect owner of the Company through its ownership interest in the Member, by which UBS remits revenues to the Company related to the product purchases facilitated by the Company in UBS product offered through the Platform. Revenue from UBS totaled $1,537,977 for the year ended December 31, 2024. Amounts due to the Company totaled $446,222 at December 31, 2024, which are included as receivable from affiliates in the statement of financial condition. Additionally, the Company has an agreement with UBS by which the Company remits a rebate to UBS related to the revenues received from UBS on product purchases facilitated by the Company in UBS product. The rebate from the Company to UBS totaled $45,478 for the year ended December 31, 2024. Amounts due to UBS totaled $75,217 at December 31, 2024, which are included as payable to affiliates in the statement of financial condition.

The Company also has an agreement with Toronto-Dominion Securities LLC ("TD Securities"), an indirect owner of the Company through its ownership interest in the Member, by which TD Securities remits revenues to the Company related to the product purchases facilitated by the Company in TD Securities product offered through the Platform. Revenue from TD Securities totaled $942,348 for the year ended December 31, 2024. Amounts due to the Company totaled $13,594 at December 31, 2024, which are included as receivable from affiliates in the statement of financial condition. Additionally, the Company has an agreement with TD Securities by which the Company remits a rebate to TD Securities related to the revenues received from TD Securities on product purchases facilitated by the Company in TD Securities product. The rebate from the Company to TD Securities totaled $38,882 for the year ended December 31, 2024. Amounts due to TD Securities were $4,647 at December 31, 2024, which are included as payable to affiliates in the statement of financial condition.

The Company also has an agreement with CIBC Strategic Investments ("CIBC"), an indirect owner of the Company through its ownership interest in the Member, by which CIBC remits revenues to the Company related to the product purchases facilitated by the Company in CIBC product offered through the Platform. Revenue from CIBC totaled $1,279,357 for the year ended December 31, 2024. Amounts due to the Company totaled $113,705 at December 31, 2024, which are included as receivable from affiliates in the statement of financial condition. Additionally, the Company has an agreement with CIBC by which the Company remits a rebate to CIBC related to the revenues received from CIBC on product purchases facilitated by the Company in CIBC product. The rebate from the Company to CIBC totaled $14,816 for the year ended December 31, 2024. Amounts due to CIBC were $0 at December 31, 2024.

The Company has been granted a worldwide, perpetual, non-exclusive, non-transferable, royalty-free license by its Member to use, display, market, and grant end-user access to the Platform to service its customers. The Company pays the Member for overhead associated with operating the platform as part of the expense sharing agreement with the Member. The Company is also charged fees from the Member for periodic general & administrative fees related to receivables, payables, and the closing of books at month-end as part of the expense sharing agreement with the Member.

NOTE E – INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these agreements in unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. Management of the Company expects the risk of loss to be remote.

NOTE F – SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of one class of service, including arranging for the sale of financial products by issuers through the user of the Company's Platform. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Schedule I), which is not a measure of profit and loss, to make operational decisions while maintaing capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Total assets per the statement of financial condition represents the total assets of the Company's single reportable segment. In addition, segment revenue, significant expenses, including those expense categories and amounts that are regularly provided to the CODM, and segment net income are included in the Company's statement of operations.

NOTE G – SUBSEQUENT EVENTS

In conformity with the ASC standards, the Company has evaluated for disclosure all subsequent events and transactions through the date the financial statements were issued for the year ended December 31, 2024. On January 15, 2025, the Company issued a distribution amounting to $650,000 to the Member. On January 31, 2025, the Company issued a distribution amounting to $550,000 to the Member. On February 14, 2025, the Company issued a distribution amounting to $1,100,000 to the Member. On February 28, 2025, the Company issued a distribution amounting to $700,000 to the Member. On March 6, 2025, the Company issued a distribution amounting to $1,000,000 to the Member. On March 21, 2025, the Company issued a distribution amounting to $1,100,000 to the Member.

LFT SECURITIES, LLC
SCHEDULE I – COMPUTATION OF NET CAPITAL AND
AGGREGATE INDEBTEDNESS PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND
RECONCILIATION OF THE COMPANY'S NET CAPITAL PER THE
UNAUDITED FILING TO THE COMPUTATION HEREIN
DECEMBER 31, 2024

Net Capital

Member's equity	$	5,080,818
Receivable from affiliates		(1,129,503)
Prepaids and other current assets		(147,630)
Platform fees receivable from registered broker dealers aged greater than 30 days		(2,109,815)
Other deductions		(40,000)
Total nonallowable assets		(3,426,948)
Net Capital		1,653,870
Minimum Capital Required to be Maintained		
(Greater of $5,000 or 6-2/3% of aggregate indebtedness)		(43,697)
Excess Net Capital	$	1,610,173
Aggregate Indebtedness	$	655,455
Ratio of Aggregate Indebtedness to Net Capital		0.3963 to 1

There are no material reconciling items between the amounts presented above and the amounts as reported in LFT Securities, LLC's unaudited FOCUS Report as of December 31, 2024. Therefore, no reconciliation of the two computations is deemed necessary.

LFT SECURITIES, LLC
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS AND INFORMATION FOR POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2024

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements under Rule 15c3-3" or "Information for Possession or Control Requirements under Rule 15c3-3" as it has no possession or control obligations under Rule 15c3-3(b) or reserve deposit obligations under Rule 15c3-3(e) because it limits business activities exclusively to receiving transaction-based compensation for providing technology or platform services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.





RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

Managers
LFT Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which LFT Securities (the Company) stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;

2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for providing technology or platform services, and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company limited its business activities exclusively to receiving transaction-based compensation for providing technology or platform services; and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

RSM US LLP

New York, New York
March 25, 2025

THE POWER OF BEING UNDERSTOOD
ASSURANCE | TAX | CONSULTING

1

RSM US LLP is the U.S. member firm of RSM International, a global network of independent assurance, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

LFT SECURITIES, LLC EXEMPTION REPORT

LFT Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption from paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for providing technology or platform services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

LFT Securities, LLC
_____
[Name of Company]

I, Robert Jenkins, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Chief Financial Officer

February 5, 2025



RSM US LLP

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Managers
LFT Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of LFT Securities, LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The appropriateness of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

THE POWER OF BEING UNDERSTOOD
ASSURANCE | TAX | CONSULTING

1

RSM US LLP is the U.S. member firm of RSM International, a global network of independent assurance, tax and consulting firms.
Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.



We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

RSM US LLP

New York, New York
March 25, 2025

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
LFT SECURITIES LLC	8-70015

For the fiscal period beginning 1/1/2024 and ending 12/31/2024

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 24,653,136.00
2	Additions:		
	a Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b Net loss from principal transactions in securities in trading accounts.		
	c Net loss from principal transactions in commodities in trading accounts.		
	d Interest and dividend expense deducted in determining item 1.		
	e Net loss from management of or participation in the underwriting or distribution of securities.		
	f Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g Net loss from securities in investment accounts.		
	h Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3	Add lines 1 and 2h		$ 24,653,136.00
4	Deductions:		
	a Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
	b Revenues from commodity transactions.		
	c Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 28,923.00	
	d Reimbursements for postage in connection with proxy solicitations.		
	e Net gain from securities in investment accounts.		
	f 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	$ 56,025.00	
	g Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h Other revenue not related either directly or indirectly to the securities business.		
	Deductions in excess of $100,000 require documentation		
5	a Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c Enter the greater of line 5a or 5b	$ 0.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 84,948.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 24,568,188.00
8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 36,852.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2024 SIPC-6 or 6A		$ 17,566.00	
11	a Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 0.00		
	b Any other overpayments applied	$ 0.00		
	c All payments applied for 2024 SIPC-6 and 6A(s)	$ 17,566.00		
	d Add lines 11a through 11c		$ 17,566.00	
12	**LESSER** of line 10 or 11d.			$ 17,566.00
13	a Amount from line 8		$ 36,852.00	
	b Amount from line 9		$ 0.00	
	c Amount from line 12		$ 17,566.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 19,286.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 19,286.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-70015	DEA: FINRA	2024	Dec

MEMBER NAME LFT SECURITIES LLC
MAILING ADDRESS 425 WALNUT STREET STE 2410
CINCINNATI, OH 45202-3931

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

LFT SECURITIES LLC	Sarah Russell
(Name of SIPC Member)	(Authorized Signatory)
3/3/2025	srussell@cxgllc.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.